March 17, 2009

Amit Pande

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	1st Century Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June 30, 2008, and September 30, 2008
File No. 000-53050

We have received your comments dated February 17, 2009 and below are our responses to your comments.

Form 8-K filed February 3, 2009

Exhibit 99.1 — Press Release dated February 3, 2009

We stated in the Form 8-K referenced above that the total non-performing assets are estimated to be approximately $5.9 million at December 31, 2008.  We have disclosed the nature of these non-performing assets and described the reasons for the significant increase in non-performing assets in the fourth quarter of 2008 in the Form 10-K for the year ended December 31, 2008.  The disclosures are in the Form 10-K, Part II — Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Financial Condition — Nonperforming Assets” and Part II — Item 8 “Financial Statements and Supplementary Data” — Note 4 “Loans, Non-performing Assets, and Allowance for Loan Losses”.  The Form 10-K was filed on March 10, 2009.

Sincerely,

/s/ Alan I. Rothenberg
Alan I. Rothenberg
Chairman of the Board and Chief Executive Officer